July 11, 2005

VIA HAND DELIVERY AND EDGAR

Peggy Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	JER Investors Trust Inc.
Amendment No. 6 to Form S-11
Registration No. 333-122802

Dear Ms. Kim:

On behalf of JER Investors Trust Inc. (the “Company”), a Maryland corporation, we hereby electronically transmit, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the “Commission”), Amendment No. 5 to the Registration Statement on Form S-11 (Registration No. 333-122802) (as amended, the “Registration Statement”), initially filed with the Commission on February 14, 2005 and amended on February 15, 2005, March 24, 2005, April 15, 2005, May 6, 2005 and June 22, 2005, relating to the initial public offering of shares of common stock, par value $.01 per share (the “Common Stock”), by the Company and the sale by certain stockholders of the Company of shares of Common Stock. In addition, we are responding, on behalf of the Company, to the comments of the staff of the Commission (the “Staff”) set forth in your letter dated June 29, 2005 (the “Comment Letter”).

Each of the numbered comments below relates to the corresponding numbered comment in the Comment Letter and is immediately followed by the response to such comment. All references to page numbers are to the pages in Amendment No. 6 to the Registration Statement, as filed with the Commission on the date hereof.

Form S-11

General

1.	We note from your response to comment 3 that Ms. Harmon and Mr. Belcher are members of your investment committee, which has designated authority to authorize your investment transactions. In light of the conflict issues raised by their important role in your business and their ownership of the manager, please identify them by name and as investment committee members where you discuss the ownership of the manager.

We have named both Ms. Harmon and Mr. Belcher and identified them as investment committee members where ownership of the manager is discussed throughout the prospectus in response to the Staffs comment.

JER Investors Trust Inc.

July 11, 2005

Security Ownership of Certain Beneficial Owners and Management, page 87

2.	Please revise to name the natural persons holding voting control and dispositive powers over all entities listed in the table, unless the entities are public companies or wholly-owned subsidiaries of public companies.

We have added disclosure on pages 87 and 88 of the prospectus in response to the Staff’s comment.

Legal Opinions

3.	Please provide us marked drafts of your legal and tax opinions reflecting the changes referenced in your letter dated April 15, 2005.

Marked drafts of the legal and tax opinions are attached hereto as Annex A and Annex B, respectively.

* * * *

Any questions or comments relating to the foregoing or the enclosed materials should be directed to the undersigned at (212) 735-3669.

Very truly yours,

/s/ Tymour Okasha
Tymour Okasha

cc:	Michael McTiernan, Esq.,

    Division of Corporation Finance

    Securities and Exchange Commission

Robert Telewicz,

    Division of Corporation Finance

    Securities and Exchange Commission

Cicely Luckey

    Senior Staff Accountant

    Division of Corporation Finance

    Securities and Exchange Commission

Daniel T. Ward,

    Secretary

    JER Investors Trust Inc.

JER Investors Trust Inc.

July 11, 2005

Kari L. Doescher,

    Chief Financial Officer

    JER Investors Trust Inc.

David C. Wright,

    Hunton & Williams LLP

David J. Goldschmidt

    Skadden, Arps, Slate, Meagher & Flom LLP

Annex A

6225 Smith Avenue

Baltimore, Maryland 21209-3600

main 410.580.3000 fax 410.580.3001

                    , 2005

JER INVESTORS TRUST INC.

Suite 1600

1650 Tysons Blvd.

McLean, Virginia 22102

Re:	Registration Statement on Form S-11 (Registration No. 333-1222802)

Ladies and Gentlemen:

We serve as special Maryland counsel to JER Investors Trust Inc., a Maryland corporation (the “Company”), in connection with the registration under the Securities Act of 1933, as amended (the “Act”), of the sale and issuance of up to                         12,245,752 shares, including up to an additional                         1,836,863 shares which may issued to cover over-allotments (collectively, the “Shares”), of Common Stock, $.01 par value per share, of the Company (“Common Stock”), covered by the above-identified Registration Statement (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”). This opinion is being provided at your request in connection with the filing of the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Documents”):

1. The Registration Statement and the related form of prospectus included therein in the form in which it was transmitted to the Commission under the Act;

2. The charter of the Company (the “Charter”), certified as of a recent date by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3. The Bylaws of the Company, certified as of the date hereof by its Secretary;

4. Resolutions (the “Resolutions”) adopted by the Board of Directors of the Company relating to (a) the registration, sale and issuance of the Shares and (b) the creation and delegation of authority to a Pricing Committee (the “Pricing Committee”) of the Board of

Directors in connection therewith, certified as of the date hereof by the Secretary of the Company;

5. The form of certificate representing a share of Common Stock, certified as of the date hereof by the Secretary of the Company;

6. A certificate of the SDAT as to the good standing of the Company, dated as of the date hereof; and

7. A certificate (the “Officer’s Certificate”) executed by Daniel T. Ward, General Counsel and Secretary of the Company, dated as of the date hereof.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding.

4. All Documents submitted to us as originals are authentic. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All statements and information contained in the Documents are true and complete. There has been no oral or written modification or amendment to the Documents, or waiver of any provision of the Documents, by action or omission of the parties or otherwise.

5. The Shares have not been issued or transferred in violation of any restriction or limitation on transfer or ownership of shares of Capital Stock (as defined in the Charter) contained in Article VII or Article VIII of the Charter.

~~[6. Prior to the issuance of the Shares, the Pricing Committee will adopt resolutions satisfying the requirements of Sections 2-203 and 2-208 of the Maryland General Corporation Lay.]~~ Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The Shares have been duly authorized and, when issued in accordance with the Resolutions and upon payment therefor in the manner contemplated by the Registration

Statement and the issuance and delivery of stock certificates representing the Shares, are validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the substantive laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with the securities (or “blue sky”) laws of the State of Maryland. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein under the heading “Legal Matters”. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Act.

Very truly yours,

Annex B

                    , 2005

JER Investors Trust Inc.

1650 Tysons Boulevard, Suite 1600

McLean, Virginia 22102

Re:	Certain United States Federal Income Tax Matters

Ladies and Gentlemen:

You have requested our opinion concerning certain United States Federal income tax considerations in connection with the offering (the “Offering”) of shares of common stock, $.01 par value per share (the “Common Stock”), of JER Investors Trust Inc., a Maryland corporation (“JER”), pursuant to a registration statement on Form S-11 (No. 333-122802) filed with the Securities and Exchange Commission, as amended through the date hereof (the “Registration Statement”). We have acted as tax counsel to JER in connection with the Offering, and we have participated in the preparation of the Registration Statement.

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the Registration Statement and such other documentation and information provided to us by you as we have deemed necessary or appropriate as a basis for the opinion set forth herein. In addition, you have provided us with, and we are relying upon, a certificate containing certain factual representations and covenants of officers of JER (the “Officers’ Certificate”) relating to, among other things, the actual and proposed operations of JER and the entities in which it holds, or has held, a direct or indirect interest (collectively, the “Company”). These representations and covenants relate, in some cases, to transactions and investments for which we did not act as the Company’s primary counsel. For purposes of our opinion, we have not ~~made an independent investigation~~independently verified all of the facts, representations and covenants set forth in the Officers’ Certificate, the Registration Statement, or in any other document. ~~In particular, we note that the Company may engage in transactions in connection with which we do not provide legal advice, and will not review, and of which we may be unaware.~~ We have, consequently, assumed and relied on your representation that the information presented in the Officers’ Certificate, the Registration Statement, and other documents, or otherwise furnished to us, accurately and completely describes all material facts relevant to the Offering and our opinion. We have assumed that such statements, representations and covenants are true without regard to any qualification as to knowledge or belief. Our opinion is conditioned on the continuing accuracy and completeness of such statements, representations and covenants. We are not aware of any facts inconsistent with such statements, representations and covenants. Any material change or inaccuracy in the facts referred to, set forth, or assumed herein or in the Officers’ Certificate may affect our conclusions set forth herein.

In our review of certain documents in connection with our opinion as expressed below, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies, and the authenticity of the originals of such copies. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

Our opinion is also based on the correctness of the following assumptions: (i) JER will elect to be taxed as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), with the filing of its 2004 tax return, (ii) JER and each of the entities comprising the Company has been and will continue to be operated in accordance with the laws of the jurisdiction in which it was formed and in the manner described in the relevant organizational documents, (iii) there will be no changes in the applicable laws of the State of Maryland or of any other jurisdiction under the laws of which any of the entities comprising the Company have been formed, and (iv) each of the written agreements to which the Company is a party has been and will be implemented, construed and enforced in accordance with its terms.

In rendering our opinion, we have considered and relied upon the Code, the regulations promulgated thereunder (“Regulations”), administrative rulings and other Treasury interpretations of the Code and the Regulations by the courts and the Internal Revenue Service (“IRS”), all as they exist at the date hereof. It should be noted that the Code, Regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinion could affect our conclusions set forth herein. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position if asserted by the IRS.

~~We express no opinion as to the laws of any jurisdiction other than the Federal laws of the United States of America to the extent specifically referred to herein.~~

Based on the foregoing, we are of the opinion that:

1. Commencing with JER’s initial taxable year that ended on December 31, 2004, JER was organized in conformity with the requirements for qualification as a REIT under the Code, and its actual method of operation through the date of this letter has enabled, and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code. As noted in the Registration Statement, JER’s qualification and taxation as a REIT depend upon its ability to meet, through actual operating results, certain requirements including requirements relating to distribution levels and diversity of stock ownership, and the various qualification tests imposed under the Code, the results of which are not reviewed by us. Accordingly, no assurance can be given that the actual results of JER’s operation for any one taxable year satisfy the requirements for taxation as a REIT under the Code.

2. Although the discussion set forth in the Registration Statement under the heading “Federal Income Tax Considerations” does not purport to discuss all possible United States Federal income tax consequences of the ownership and disposition of Common Stock of JER, such discussion, though general in nature, constitutes, in all material respects, a fair and accurate summary under current law of the material United States Federal income tax consequences of the ownership and disposition of Common Stock of JER, subject to the qualifications set forth therein.

We express no opinion on any issue relating to JER or any investment therein, other than as expressly stated above.

This opinion has been prepared for you in connection with the Offering. ~~It may not be relied upon by anyone else without our prior written consent.~~ We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Skadden, Arps, Slate, Meagher & Flom LLP under the captions “Federal Income Tax Considerations” and “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission. This opinion is expressed as of the date hereof, and we disclaim any undertaking to advise you of any subsequent changes in the matters stated, represented, or assumed herein, or of any subsequent changes in applicable laware under no obligation to supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof or the impact of any information, document, certificate, record, statement, representation, covenant, or assumption relied upon herein that becomes incorrect or untrue.

Very truly yours,